SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 06, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL Day - New York

October 6, 2010



CENTRO DE MANUTENÇÃO


embarque
Gollog

GOLL4
NÍVEL2
BM&FBOVESPA

GOL
LISTED
NYSE

GOL
Intelligent Airlines

"Consistent Investment Case"



Disclaimer

"The material that follows is a confidential presentation of general background information about Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without Gol's prior written consent".

GOL
Intelligent Airlines



Agenda

GOL Intelligent Airlines

GOL
Intelligent Airlines


www.voegol.com
PR-GGH
GOL

1 | Brazilian Airline Industry Overview

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE



Addressable Market of Over 130 Million

Brazilian domestic market is increasing its potential

Brazilian New Middle Class Growth (mm)


2009
98
2003
76
+29%

Addressable Market (%YoY) Growing Very Strong


2008
7.6%
2007
3.4%
2006
5.6%
2005
11.0%
2004
1.3%
128mm
+30%
98mm

Still only 17 million habitants currently flying in the Brazil

GOL Intelligent Airlines

Source: IBGE – Brazilian Geography and Statistics Institute and Bradesco Bank



Outlook Still Shows Strong Upside

Positive trend is expected to continue over the next 10 years

Estimated Population Growth (mm)



191
207
8.3%
19.7%
128
67%
153
74%
63
54
2010
2020E
Addressable Market
Non-Addressable Market

Source: IBGE – Brazilian Geography and Statistics Institute and Bradesco Bank



Traveling is Valuable to Brazilian Consumers

Leisure/Traveling is a priority in Brazil

Consumer Intention (2009)



34%
34%
28%
21%
17%
White Line
Furnitures
Leisure / Traveling
Mobile Phones
Home PC

Traveling / Leisure / Intention (2009)



Purchase Priority
#1
#3
#4
48%
32%
15%
High End
Middle Class
Low End

Traveling/Leisure consumer trend is very strong in Brazil

GOL Intelligent Airlines



Interstate Bus Still Dominates in Brazil

Brazilian interstate bus and airline industries have opposite traffic data compared to U.S. market

Interstate Bus Transportation is Still the Most Relevant Modal in Brazil

Passengers Transported per year (Billion RPKs)

	Bus (1)	Airplane (2)
Brazil	> 250MM	> 60MM
USA	~300 – 400MM	> 600MM

- 4 million people will travel by airplane in the next 12 months, for the first time
- 87% of D and E class never flown before.

Affordable Tickets due to Low Cost Model



Fortaleza
Recife
3,127 Km
São Paulo
2,672 Km

GOL x Interstate Bus Cost-Benefit Comparison

São Paulo – Fortaleza	Bus	GOL
Fare (one-way)	R$347	R$358
Time	50 hours	3 hours

São Paulo – Recife	Bus	GOL
Fare (one-way)	R$317	R$279
Time	45 hours	3hours

Source: (1) Brazil – 2007 figures from National Land Transportation Agency (ANTT) / USA – 2007 figures from Bureau of Transportation Statistics
(2) Brazil – 2008 figures from the National Civil Aviation Agency (ANAC) / USA – 2009 figures from Bureau of Transportation Statistics

GOL Intelligent Airlines



Olympics & World Cup to Boost Traffic

Events should accelerate airport expansions over the next years

World Cup Hosting cities



Manaus
Fortaleza
Natal
Recife
Cuiabá
Brasília
Salvador
Belo Horizonte
São Paulo
Rio de Janeiro
Curitiba
Porto Alegre

- Brazilian Government committed R$6 billion to invest in airport infrastructure
- World Cup and Olympic Games: R$17 billion investments in logistics and infrastructure under PAC (Program for Economic Growth Acceleration)

Source: ICAO (International Civil Aviation Organization) – considers domestic carriers for both international and domestic flights.


GOL
Intelligent Airlines
BOEING 737-800
GOL
GGK

2 | Company Profile

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE



Largest Low Cost/Low Fare in Latin America

Widest and high frequency route network in Brazil

Company Overview

- Standardized fleet B737 Next Generation Aircraft
- Largest E-commerce platform in Latin America
- Dominant Position in main Brazilian Airports
- SMILES: largest mileage program in Latin America
- Comprehensive risk management policy
- Successful track record since VRG-GOL integration
- High corporate governance standards

2Q10 Total Cost / Passenger (1)

In US$


117,5
100,3
201,0
185,6
GOL
Low Cost Peers
LatAm Peers
Player 2


75% of GDP
65% of traffic,
from which 65% business

Flights per day	900
Operating aircrafts	115
Domestic destinations	52
Intl' destinations	13
LTM net revenues	R$6.2bn

Source: Brazilian Central Bank, ANAC (Brazilian Civil Aviation Regulator) and IATA (The Air Transport Association).
(1) Middle income class considers average households income from R$1,064 to R$4,591. Source: FGV, IBGE.



Historical Background

Since 2001, offering affordable, reliable and simple service and focused on profitability have led to a strong awareness of the company´s brand

IPO 2001–2006 | **VRG Apr/07 – 2008** | **2009** | **2010**

IPO 2001–2006

- Introduction of the low cost and low fare in Brazil
- **Changed industry landscape**

GOL EFFECT



CAGR 2003 – 2006
12%
16%
40%
GDP CAGR
Industry Domestic RPK CAGR
GOL Domestic RPK CAGR

VRG Apr/07 – 2008

- Decision to buy Varig
  1. Congonhas
  2. Long-haul rights
  3. SMILES
- Industry crisis and spike of oil and U.S. Dollar: pressure on results

Smiles

VARIG

PARTNERSHIPS

2009 – 2010

- Disciplined addition of capacity
- Unique operating positioning in Latin America
- Back to the basics
- Rebuilding track record

WWW.VOEGOL.COM

VOEFÁCIL

Gollog
Serviço de cargas da Gol

GOL
Intelligent Airlines


GOL
Intelligent Airlines

3 | Competitive Strengths

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE



Low Cost Fundamentals

Key drivers for higher load factors and cost advantage



Dominant Position in Brazil
Cost Leadership
Largest E-commerce Platform
Strong Loyalty Program
Wide Portfolio of Alliances
State of the Art Corporate Governance
GOL
Intelligent Airlines

GOL Intelligent Airlines



Dominant Position in Brazilian Main Airports

Strong airport and low cost position prevails

Brazilian Market Dynamics



5%
44%
47%
6
Brasília
(Brasília)
13%
52%
34%
4
Confins
(Belo Horizonte)
25%
37%
38%
3
Santos Dumont
(Rio de Janeiro)
26%
42%
32%
5
Curitiba
(Curitiba)
6%
48%
46%
1
Congonhas
(São Paulo)
6%
58%
36%
2
Galeão
(Rio de Janeiro)

Focus on Short Haul Flights



2 hours or less
2-3 hours
3 hours or more
2-hours or less flight range represents 90% of total flights
6%
4%

Brazilian main airports
("GOL's Stronghold")

- 65% of total traffic
- 65% of total population
- 75% of Brazilian GDP
- No Secondary Airports
- Unbalanced Population and GDP

Source: ANAC (domestic flights), IBGE.



GOL: Cost Leadership in Latin America

GOL was created to be a low cost carrier
and has maintained its cost leadership position over the last years

GOL's Cost Advantage (CASK IN US$ LTM)



10.43
6.89
12.00
8.58
11.26
7.36
11.95
7.70
2Q07
2Q08
2Q09
2Q10
LatAm Peers

CASK Approximately 35% Lower than LatAm Peers

Why?



Standartized Fleet B737
Phased Maintenance
Young Fleet
Low Maintenance
Fuel Effiency
High Fleet Utilization
Simple Structure / Procedures
No Frills
93% Sales via Internet

Intelligent Airlines



Internet: Low Cost & Highly Efficient

Voegol.com supports GOL's dynamic yield management and enable sales of ancillary products

% of Ticket Sales Through E-Commerce



54%
62%
80%
86%
88%
88%
87%
82%
93%
2002
2003
2004
2005
2006
2007
2008
2009
2Q10

VOEGOL.COM Highlights (aug/2010)

- 39.9 million visits
- 4.1 million unique visitors
- 76.2 million page views
- Sales 65% higher than e-commerce retailer in Brazil

E-commerce Advantages

- 24x7 sales force with reduced commercial expenses
- Dynamic yield management (fast updates)
- Lower airport expenses: online check-in
- Enhances airport terminal productivity

Strong ancillary revenue driver "One-stop-shop"

GOL Intelligent Airlines



Smiles: Attractive to Business Travelers and Partners

SMILES snapshot:

- **> 7.0 mm clients & 170 partners**
- Increase sales in **Business** segment
- Integration with **code-share** partners' mileage programs
- Sales of miles in advance

Penetrating Business Travelers

- Stronger mileage bonus for business oriented route and fare segment
- Higher frequency in the most important domestic airports

Code-Share Agreements

- Invreases traffic to GOL's network
- Additional value to SMILES: long haul flights
- Integration of mileage program

Institutions and Retailers

- Sales of miles in advance
- Co-branded credit card
- Partnership with retailers and hotels


Smiles
Smiles
Smiles
Smiles


Smiles Azul
Smiles Prata
Smiles Ouro

GOL Intelligent Airlines



GOL Alliance: a Global Route Network

GOL's code-shares created the largest network of foreign airlines in number of passengers transported to Brazil

Strong Code Share and Loyalty Program Integration Agreements



AA
36% pax.
Brazil ↔ USA
DELTA
15% pax.
Brazil ↔ USA
100% pax.
Brazil ↔ Holland
Holland
France
Spain
United States
Mexico
31% pax.
Brazil ↔ Europe
AIR FRANCE KLM
61% pax.
Brazil ↔ France
IBERIA
69% pax.
Brazil ↔ Spain
AEROMEXICO.
85% pax.
Brazil ↔ Mexico
Brazil
GOL Alliance - World
Total Flow Brazil-World – foreign carriers Pax Feed
35%
65%
GOL

Source: GOL and ANAC Annual Report 2008



High Corporate Governance Standards

Recognized as one of the companies with the highest standards of corporate governance

4 Main Constituencies

2010 Recognition

- #1 Best Managed LatAm Airlines by Euromoney
- #3 Best Corporate Governance in Brazil by S&P
- #1 Corporate Governance in and Top5 IR website by IR Global Rankings (LATAM)
- #1 Company to shareholders – Capital Aberto Magazine

Active Board of Directors & Aligned Management

- 4 independent members, including Chairman
- Management compensation aligned with shareholders

Dividend Policy

- 25% minimum dividend payout ratio
- Last dividend paid in 2009 contemplated the alternative to subscribe in a capital increase

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

Proactive Advisory Committees

- Risk & Finance
- Audit
- Compensation

High Listing Standards

- Liquidity above US$70 mm ADTV
- 100% tag-along rights for non-voting PN shareholders
- Compliant with the NYSE and SEC Corporate Governance Standards
- Compliant with Sarbanes-Oxley

GOL Intelligent Airlines



4 | Strategy Overview



GOL's Strategy: Consistency

Sustainable growth should be achieved through high productivity and financial strength

- **Stimulate Demand**
- **Strenghten Balance Sheet**
- **Increase Profitability**



GOL

Intelligent Airlines

GOL

Intelligent Airlines



Stimulate Demand: Quality Operations

Customer satisfaction improves low cost low fare business model



97.89%
86.80%
Jan/10
98.57%
88.20%
feb/10
98.15%
89.20%
Mar/10
96.93%
89.20%
apr/10
94.50%
96.60%
may/10
97.65%
93.40%
Jun/10
96.95%
87.70%
Jul/10
96.41%
87.82%
aug/10
Punctuality
Regularity

Customer Service Initiatives

- Strong safety procedures: IOSA Certification
- Average Fleet Age: 6.8 years
- Highest frequencies connecting airports
- Widest route network in Brazil
- Strong code-share alliances
- Young and standardized fleet

New Initiatives

- Buy-on- Board and Wireless on-board entertainment (2011)
- E-commerce platform & bundles (i.e. insurance, hotel stays, etc)
- Enhanced online check-in: mobile phones, totems, new online service
- Express cargo products

GOL Intelligent Airlines



Stimulate Demand: Positioned Within Middle Class

VOEFÁCIL

Break Cultural Barrier

- Educating potential clients
- Work with community agents
- Middle-class focused media efforts

Facilitating the Purchase of Tickets

- VoeFácil store opened nearby high density middle class area (e.g. bus station)
- Allow installment payments up to 36 months

Innovative Credit Score Analysis

- Quick analysis: **easy to buy**
- Overnight full credit analysis
- Call center: solving minor issues
- Cancelling potential bad debt before flying




GOL
VOEFÁCIL
0000 0000 0000 0000
00/00 00/00
WILSON JOSE AMANCIO DE OLIVEIRA



GOL Intelligent Airlines



Increasing Profitability: Lower Costs

More initiatives to further reduce costs in 2H10 & 2011

What We Are Doing

- 10 737-300Ss returned in 1H10
- Conclusion of 2º phase of Maintenance Center
- Refurbishment of 767s aircraft
- Winglets in most Boeing 737-700s / GPS Landing System
- New budgeting methodology

Fleet Plan



111
115
119
121
125
71
75
79
81
85
40
40
40
40
40
2010
2011
2012
2013
2014
B737-700 NG
B737-800 NG

B767s back to operations

- Additional revenue from charter and sub-lease operations



6
0
4
2
1Q10
2Q10
Non-Operating Fleet
Operating Fleet

Reducing Gap of Non-Operating Fleet

- 5 B300s in non-operating fleet to be returned in 3Q10. All returned costs is already incurred
- Increasing the aircraft utilization rate – above 13 block hours per day



- 11
19
127
18
126
7
122
4Q09
1Q10
2Q10
Non Operating Fleet
Total Fleet

GOL Intelligent Airlines



Increase Profitability: Ancillary Revenues

Drive continued growth through improved execution and innovation of new portfolio of ancillary revenues

Key initiatives








Smiles



- Cargo
- E-commerce platform
- Buy-on-board
- Smiles
- Additional Services

Ancillary Revenue

In R$ million


'05-'09 CAGR 53.4%
130
221
374
516
719
162
180
2005
2006
2007
2008
2009
1Q10
2Q10
USGAAP
IFRS

Ancillary Revenue Comparison

Revenues per last filing


28%
23%
22%
10%
11%
Allegiant
Ryanair
EasyJet
JetBlue

Breakdown of Net Passenger and Ancillary Revenues


8%
8%
11%
9%
11%
92%
92%
89%
91%
89%
2007
2008
2009
1Q10
2Q10
Passenger
Ancillary

Source: Companies' filings.



Strengthening Balance Sheet: Back on Track

GOL to boost traffic as long as balance sheet and cash generation consistently improves

Strengthening the Balance Sheet Through Positive Cash Generation



Outlook (next year)
15.4 x
14.2 x
11.6 x
10.3 x
6.9 x
6.6 x
6.4 x
5.8 x
5.8 x
12.2x
10.2x
7.1x
5.4x
4.3x
5.4x
7.1x
6.1x
5.9x
12%
11%
9%
5%
10%
11%
24%
24%
25%
USD 300MM Senior Notes
Clear debt maturity in 3 years range
> 25%
5.0x
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
EV / EBITDAR
Total Cash / Net Revenue (LTM)
Adjusted Gross Debt / EBITDAR

- ✓ International credit rating BB (Standards&Poor's and Fitch)
- ✓ Cash cushion (2Q10 - R$1.6 bn)
- ✓ WTI oil hedge at 30% of fuel consumption for next 12 months
- ✓ Over 90% of debt is fixed rate

GOL Intelligent Airlines


Personnel, jobs and evironment.
The biggest maintenance center in Latin America is not going to take care only of aircraft.
CENTRO DE MANUTENÇÃO
www.voegol.com
GOL

5| Operating and Financial Overview

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE



Still Room for Higher Utilization Rate

Load Factor and Aircraft Utilization Rate (LTM)


69.9%
63.8%
60.1%
68.0%
2Q07
2Q08
2Q09
2Q10
Load Factor


10.3
11.6
11.3
13,0
2Q07
2Q08
2Q09
2Q10
Aircraft Utilization (Block Hours/Day)



Ancillary Sources: Main Driver for Revenue

Operating Revenue (LTM)

In R$ million



15.89
4,288
5,845
14.48
6,248
16.21
6,435
14.95
2Q07
2Q08
2Q09
2Q10
Total net operating revenues
RASK (R$)



302
3,986
459
5,386
564
5,684
783
5,652
2Q07
2Q08
2Q09
2Q10
Passenger
Cargo and Other

1st Jigant Airlines

Operating Expenses (LTM)

In R$ million



14.5
15.2
15.3
13.9
8.8
9.9
9.8
9.1
3,911
2,364
6,150
4,006
5,896
3,787
5,968
3,908
2Q07
2Q08
2Q09
2Q10
Operating Expenses
Operating Expenses (Ex-fuel)
CASK (R$)
CASK Ex- Fuel (R$)



Improving Results on Y-o-Y Basis

EBIT (LTM)

In R$ million


8.8%
15.89
14.5
15.2
14.48
-5.2%
15.3
16.21
5.6%
7.3%
14.95
13.9
2Q07
2Q08
2Q09
2Q10
CASK (R$)
RASK (R$)
Operantig Margin (%)



Improving Results on Y-o-Y Basis

EBITDAR (LTM)

In R$ million



20.1%
7.3%
18.7%
19.7%
860
424
1,168
1,268
2Q07
2Q08
2Q09
2Q10
EBITDAR
EBITDAR Margin (%)



Strengthening the Balance Sheet

Cash Position and Leverage Decrease

In R$ million



1,759
41.0%
674
11.5%
614
9.8%
1,589
24.7%
2Q07
2Q08
2Q09
2Q10
Cash and Equivalents
% Cash / Net revenues (LTM)



4,574
5.3 x
15.4 x
6,523
8,008
6.9 x
7,352
5.8 x
2Q07
2Q08
2Q09
2Q10
Adjusted Gross Debt
Adjusted Gross Debt / EBITDAR



Still Undervalued Versus Other Competitors

Market Value & Enterprise Value / EBITDAR (LTM)



In R$ million
16.8 x
8,853
7.1 x
2,005
6,918
7.1 x
5,778
5.9 x
2007
2008
2009
2Q10
Market Value
EV/EBITDAR (LTM)



7.8 x
7.6 x
8.0 x
5.9 x
GOL
Transportation in LatAm
Transportation in America
LatAm Airlines

Source: Company Reports (last information available)
(1) Considers Transportation in Latin America as CCR,ALL,LOCALIZA,TAM,LAN,COPA; (2) Considers Transportation in America as CCR, ALL, LOCALIZA,TAM,LAN,COPA,JETBLUE and SOUTHWEST; (3) Considers Airlines in Latin America as TAM,LAN,COPA


voegol.com
GOL
Intelligent Airlines

6 | Summary



GOL Will Keep with its Growth Plan

Simple strategy and objectives to continue being the lowest cost airline in Latin America



Strong market position & right sized fleet plan



Most attractive market worldwide:

Stable governance and strong economy growth



Consistent business model with growing efficiency ratios



Efficient risk management assessment


GOL
LISTED

Focused management team



Thank You!

GOL Investor Relations

Constantino de Oliveira Junior – Founder and CEO

Leonardo Pereira – Executive Vice President

Rodrigo Alves, Raquel Kim & Mario Liao – IR Department

+55 11 2128-4700

ri@golnaweb.com.br

www.voegol.com.br/ir

Social Media:GOLinvest

GOL LISTED NYSE

GOLL4 NÍVEL2 BM&FBOVESPA

GOL Intelligent Airlines


voegol.com
GOL
PR-GIH

7 | Appendix

GOLL4
NÍVEL2
BM&FBOVESPA

GOL
LISTED
NYSE



Improving Results in a YoY Basis

↑ Fare Options
↑ Brazilian Economy
↑ New routes to Caribe

↑ Passenger Revenues in the domestic market (R$205 MM)
↑ Ancillary Revenue (cargo, *no show* and cancel fees, reschedule fees) (R$30 MM)

↓ Aircraft Leasing
↓ Aircraft Insurance
↑ Depreciation
↑ Fuel

↓ EBIT: Expenses with fleet renewal (R$37 MM)

↑ Exchange variation expenses (R$30 MM)
↑ Exchange hedge result (R$8 MM)

Operating	2Q10	2Q09	Ch%	2007	2008	2009
Demand (RPK - mm)	6,759	5,795	17%	22,670	25,308	26,092
Supply (ASK - mm)	11,054	9,635	15%	34,349	41,107	39,988
Load Factor	61%	60%	+1pp	66%	62%	65%
Net Revenue (R$ MM)	1,591	1,394	14%	4,941	6,406	6,025
Ancillary Revenues	180	148	22%	374	516	719
Passengers Revenues	1,411	1,246	13%	4,567	5,890	5,307
Ancillary Revenues Share	11%	11%	+0.7pp	8%	8%	12%
Total Cost	(1,534)	(1,304)	18%	(4,931)	(6,495)	(5,612)
Total Cost-Ex. Fuel	(962)	(874)	10%	(3,032)	(3,864)	(3,799)
EBIT	57,3	89,9	-36%	10	(89)	413
EBIT Margin	3,6%	6,5%	-2,9 pp	0%	-1%	7%
EBITDAR	274,2	258,8	6%	598	682	1,207
EBITDAR Margin	17,2%	18,6%	-1,3 pp	12%	11%	20%
Net Financial Result	(113.2)	369.9	nm	191	(1,106)	343
Income Tax	4	-106	nm	(34)	(44)	135
Net Income	-51,907	353,689	-115%	167	(1,239)	891
Net Margin	-3.3%	25.4%	-28.6pp	3%	(19%)	15%
Spread (RASK/CASK)	0.52	0.94	-45%	0.02	(0.22)	1.03

GOL
Intelligent Airlines



2010 Guidance

Demand Growth against GDP Growth (% RPKs)



14.9%
16.6%
21.0%
14.0%
3.0x
2.5x
Supply and Demand growth against GDP
2009
2Q10
2010 Range

Load Factor (%)



65%
61%
70%
2009
2Q10
2010



Cask Ex Fuel (R$ cents)
9.50
8.70
8.90
8.50
2009
2Q10
2010 Range



Yield (R$ cents)
20.34
20.87
21.00
19.50
2009
2Q10
2010 Range



EBIT Margin
7%
3.6%
13%
10%
2009
2Q10
2010 Range

GOL Intelligent Airlines



Corporate Structure

Market Capitalization: US$3.2 billion (1)

Volluto Holding (Constantino Family)
- Common: 100.0%
- Preferred: 27.6%
- **Total: 64.4%**

Free Float
- Common: 0%
- Preferred: 72.4%
- **Total: 35.6%**

GOLL4 NÍVEL2 BM&FBOVESPA | GOL LISTED NYSE

↓

Gol Linhas Aéreas Inteligentes S.A.

100%

VRG Linhas Aéreas S.A.

(1) Bloomberg as of June 30, 2010.
Note: It does not include treasury shares.